Share Purchase Agreement between POSCO and Thainox Stainless Public Co., Ltd.

On July 6, 2011, POSCO entered into a share purchase agreement with Mr. Prayudh Mahagitsiri, chief executive officer and the largest shareholder of Thainox Stainless Public Co., Ltd. (the “Company”), for the purchase and acquisition of certain additional equity interest in the Company (as of date, POSCO currently owns 15.39% of the issued and outstanding shares of the Company) (“Share Purchase Agreement”).

Subject to the terms and conditions of the Share Purchase Agreement, POSCO shall acquire certain additional shares of the Company through a cash tender offer to increase its total shareholding interest to at least 66.39% of the total issued and outstanding shares of the Company.